Exhibit 99.5

OceanaGold Reports Second Quarter 2026 Results

(All financial figures in United States dollars unless otherwise stated)

•	Produced 138,800 ounces of gold, on track to deliver on full year guidance.
•	Strong Free Cash Flow† of $130 million, with cash of $655 million and no debt at quarter end.
•	Advanced growth projects and returned $78 million to shareholders via buybacks and dividends.

VANCOUVER, BC, Aug. 5, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") reported its operational and financial results for the three and six months ended June 30, 2026. The consolidated financial statements and Management's Discussion and Analysis ("MD&A") are available at www.oceanagold.com.

Second Quarter Highlights

•	On track to achieve full year production, cost and capital guidance, with production expected to increase and costs to decrease in the second half of 2026.
•	Safely and responsibly produced 138,800 ounces of gold and 2,700 tonnes of copper, an increase in gold production of 7% from the prior quarter.
•	All-In Sustaining Cost ("AISC")† of $2,151 per ounce in the quarter, expected to decrease in the second half of 2026 with higher gold production and lower sustaining capital.
•	Revenue of $647 million at an average realized gold price of $4,433 per ounce, reflecting gold sales weighted towards the end of the quarter as gold production increased at Haile.
•	Net profit[1] of $222 million, EPS of $0.99 and record adjusted EBITDA Margin† of 61%.
•	Generated strong quarterly Operating Cash Flow of $314 million.
•	Free Cash Flow† of $130 million, and $385 million year to date.
•	Cash balance increased by 6% to $655 million with no debt and revolving credit facility undrawn.
•	Returned $78 million to shareholders in the quarter, via dividends and share buybacks.
•	Completed $58 million in share buybacks during the quarter and $134 million year to date, with up to $350 million approved for 2026.
•	Listed on the New York Stock Exchange ("NYSE") on April 7, 2026, with trading volumes increasing.
•	Reported additional high-grade drill results at Haile, highlighting the ongoing success of drilling to support resource growth and conversion, and continuing to demonstrate upside potential.
•	Development of the decline towards Wharekirauponga commenced in May 2026, progressing to plan.
•	Macraes produced its 6 millionth ounce of gold in July 2026, since beginning production in 1990.
† See "Non-IFRS Financial Information" 1 Attributable to the shareholders of the Company.

Gerard Bond, President and CEO of OceanaGold, said "We are pleased to deliver another quarter of solid gold production, generating strong free cash flow which allows us to invest in our attractive organic growth projects, strengthen our balance sheet and still return meaningful capital to shareholders. During the quarter we commenced development of the decline towards the high-grade Wharekirauponga orebody, a significant milestone in advancing the Waihi North Project, and are progressing to plan. At Haile, we continued to progress the Palomino decline and released additional high-grade drill results that further demonstrate our ability to add value through the drill bit. With increased gold production expected in the second half of the year we remain focused on delivering on our guidance, reducing our unit costs, generating further free cash flow and continuing to create value for our shareholders."

Results Overview

		Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Gold Produced[1]
Haile	koz	59.5	41.6	47.7	101.1	99.3
Macraes	koz	41.4	51.5	30.0	92.9	58.4
Waihi	koz	16.5	16.6	17.3	33.1	34.1
Didipio	koz	21.4	20.4	24.5	41.8	45.1
Total gold produced[1]	koz	138.8	130.1	119.5	268.9	236.9
Gold Sales
Haile	koz	53.1	47.3	49.5	100.4	106.7
Macraes	koz	45.9	47.9	34.8	93.8	58.5
Waihi	koz	16.4	17.6	16.4	34.0	32.3
Didipio	koz	20.4	22.6	20.6	43.0	38.4
Total Gold sales	koz	135.8	135.4	121.3	271.2	235.9
Average Gold Price	$/oz	4,433	4,894	3,293	4,663	3,082
Copper Produced[1] - Didipio	kt	2.7	3.2	3.7	5.9	7.1
Copper Sales[1] - Didipio	kt	2.6	3.3	3.0	5.9	6.2
Average Copper Price	$/lb	6.40	6.10	4.36	6.23	4.32
Silver Produced	koz	126.8	130.7	160.1	257.5	322.8
Cash Costs†
Haile	$/oz	1,442	1,779	997	1,601	846
Macraes	$/oz	1,237	970	1,496	1,101	1,444
Waihi	$/oz	2,262	1,556	1,670	1,896	1,559
Didipio	$/oz	706	748	873	728	872
Consolidated Cash Costs†	$/oz	1,362	1,292	1,210	1,327	1,096
AISC†
Haile	$/oz	1,953	2,637	1,890	2,275	1,708
Macraes	$/oz	1,932	1,506	2,146	1,715	2,213
Waihi	$/oz	2,840	2,155	2,190	2,485	2,106
Didipio	$/oz	1,589	1,298	1,287	1,436	1,214
Consolidated AISC†	$/oz	2,151	2,094	2,027	2,123	1,915
Free Cash Flow†	$M	130.1	255.2	120.1	385.3	188.9
Net profit[2]	$M	222.2	228.4	114.1	450.6	213.8
Adjusted net profit†2	$M	221.2	229.5	116.5	450.7	217.2
EBITDA†	$M	399.0	416.7	217.1	815.7	409.1
Adjusted EBITDA†	$M	398.0	417.8	219.5	815.8	412.5
Earnings per share - diluted[2,3]	$/share	$0.99	$1.01	$0.49	$1.99	$0.91
Adjusted earnings per share - diluted†2,3	$/share	$0.98	$1.01	$0.51	$2.00	$0.94
1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.
3 Quarterly amounts do not sum to year-to-date amounts due to the weighting of the number of shares outstanding.

Outlook

The Company's 2026 production, cost and capital Guidance is outlined in the table below and remains unchanged.

Production is expected to increase in the second half of the year, with consolidated third quarter production expected to be similar to the second quarter, and the fourth quarter being the strongest of the year.

At Haile, gold production is expected to increase in the third quarter, then again in the fourth quarter driven by higher grades mined in the Ledbetter Phase 3 open pit and the Horseshoe Underground. Macraes production is expected to be lower in the third and fourth quarters as per plan, while production at Waihi is expected to remain relatively consistent through the remainder of the year. At Didipio, production is expected to be higher in the third and fourth quarters driven by an increase in underground mining rates.

Consolidated AISC† is anticipated to be near the upper end of the Company's 2026 Guidance range, reflecting labour cost inflation, continued investment in maintenance and reliability improvements, unhedged energy costs and lower silver by-product credits. Consolidated AISC† is expected to be lower in the third quarter and again in the fourth quarter, underpinned by lower sustaining capital and higher production at Haile. AISC† at each of Haile, Didipio and Waihi is expected to reduce in the second half of the year. AISC† at Macraes is expected to increase in the second half, with its full-year AISC† expected to be within its Guidance range.

Total capital investment guidance remains unchanged, with spending on growth capital expected to increase in the second half of the year, primarily driven by the continued investment in the Waihi North and Palomino Underground Projects and waste stripping activities at Haile, while sustaining capital across the portfolio is expected to decrease in the second half of the year.

2026 Full-Year Guidance

Production & Costs[1]		Haile			Macraes			Waihi			Didipio			Consolidated
Gold Production	koz	235	-	260	135	-	155	60	-	75	85	-	105	520	-	590
Copper Production	kt		-			-			-		13	-	15	13	-	15
Cash Costs†,2	$/oz	970	-	1,070	1,275	-	1,375	1,600	-	1,800	615	-	715	1,050	-	1,200
AISC†,2	$/oz	1,500	-	1,700	1,950	-	2,150	2,100	-	2,300	975	-	1,100	1,750	-	1,900
† See "Non-IFRS Financial Information"

Capital Investments[1,3,4] ($M)	Haile	Macraes	Waihi	Didipio	Consolidated	Included in AISC†
Sustaining capital	95	30	15	25	170	170
Pre-strip and Capitalized Mining	45	65	15	10	135	135
Growth	90	10	160	20	280	-
Exploration	10	10	25	10	60	15
Total Investments	240	115	215	65	645	320
1	Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a NZD to USD exchange rate of 0.58.
2	Includes by-product allocations based on a copper price of $5.85 per pound and a silver price of $95 per ounce.
3	Excludes capital leases.
4	Capital Investments Guidance range of ±5%; Consolidated includes corporate capital.

Waihi North Project

OceanaGold is permitted to develop and operate the Waihi North Project, which includes the high-grade Wharekirauponga Underground mine. Construction and underground tunnelling activity to the underground mine continues to ramp up with overall project development progressing on schedule for first ore in 2032.

Following completion of the portal, decline development commenced in May 2026 and is progressing in line with plan, nearing 200 metres to date. The next key milestone involves the addition of a second jumbo to begin the twin incline towards the Wharekirauponga orebody.

Execution of bulk earthworks accelerated at the Willows Portal site in the second quarter and earthwork activities related to drainage, dams, roads, magazine and the surface facilities area remain on track for completion by year-end. Construction of the services trench connecting the existing Waihi operations with the Willows surface facilities, providing power, water and communications infrastructure, was completed in July. Construction of the water treatment plant remains ongoing, with commissioning expected by the end of the third quarter. Early works activities on TSF 3 are expected to commence in the fourth quarter.

Dividend

OceanaGold has declared a $0.09 per share dividend payable in September 2026. Shareholders of record at the close of business in each jurisdiction on August 19, 2026 (the "Record Date") will be entitled to receive payment of the dividend on September 18, 2026. The dividend payment applies to holders of record of the Company's common shares traded on the TSX and the NYSE.

Declaration of Dividend	Wednesday August 5, 2026
Record Date	Wednesday August 19, 2026
Dividend Payment Date	Friday September 18, 2026

Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare's international payments service if they want to receive dividends in an alternative currency. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Share Buyback

In the first half of 2026, the Company completed $134 million of share repurchases. In February, the Company announced approval to apply up to $350 million towards share buybacks in 2026. The Company recently renewed its Normal Course Issuer Bid for another 12 months.

Conference Call and Webcast:

Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, August 6, 2026 at 10:00 am EDT (7:00 am PDT). To participate in the conference call, please use one of the following methods:

•	Webcast: https://app.webinar.net/Px0arqjVm9v
•	Toll-free North America: +1 888-510-2154
•	International: +1 437-900-0527

If you are unable to attend the call, a recording will be made available on the Company's website.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statement for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company's planned production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects and the anticipated benefits therefor; the development, expansion and operation of the Company's mining projects; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; costs of production; estimates of growth capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits and mines; the availability of, and access to, labour, equipment, power, diesel, water and other inputs; the timing, cost and outcome of development, construction and expansion activities; timing for the execution of bulk earthworks, construction and commissioning of the water treatment plant and first ore at the Waihi North Project; costs and timing of future exploration and drilling programs, including the Company's site and regional exploration programs; water management initiatives and strategies and tailings management initiatives at the Company's operations; requirements for additional capital; the adequacy of current financial resources and cash reserves; governmental regulation of mining operations and exploration operations; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; the amount of and timing for anticipated purchases under the NCIB program; the payment of dividends in future periods; compliance with applicable environmental, social, health and safety and other regulatory requirements; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; the availability and terms of financing; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; expectations regarding the impacts of the U.S.-Iran international conflict on the Company's operations, including potential impacts to operating and capital costs; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; anticipated environmental risks; the limitations and adequacy of insurance coverage; title matters, disputes, claims and land access; changes in laws, taxation and accounting standards; and the timing and possible outcome of pending legal proceedings, regulatory matters and other disputes, including the appeal to the permit approval for the Waihi North Project.

All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company's production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this news release was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this news release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Qualified Persons

Mr. Greg Hollett, the Company's Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this news release.

Mr. Euan Leslie, the Company's Group Mining Engineer, and Mr. Knowell Madambi, the Company's Manager - Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this news release.

Messrs. Leslie and David Townsend, the Company's Manager - Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this news release.

Mr. Phillip Jones, the Company's Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this news release.

Mr. Keenan Jennings, the Company's Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Non-IFRS Financial Information

Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share

These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company's operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net profit/(loss) is calculated as net profit/(loss) less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, foreign exchange (gains)/losses, gain on sale of assets and listing costs. Management believes that the presentation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share is appropriate to provide additional information to investors regarding items that Management does not expect to continue at the same level in the future or that Management does not believe to be a reflection of the Company's ongoing operating performance.

The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Net profit[1]	222.2	228.4	114.1	450.6	213.8
Foreign exchange (gain) loss	(2.0)	0.1	2.4	(1.9)	3.2
NYSE listing costs	0.9	1.0	-	1.9	-
Write-down of assets	0.1	-	-	0.1	0.2
Adjusted net profit[1]	221.2	229.5	116.5	450.7	217.2
Weighted average number of common shares - fully diluted	225.1	226.6	234.8	225.9	235.4
Adjusted earnings per share	0.98	1.01	0.51	2.00	0.94
1 Attributable to the shareholders of the Company.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

$M	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Net profit	228.7	235.4	117.6	464.1	218.8
Depreciation and amortization	86.7	84.0	54.9	170.7	108.6
Net interest (income) expense and finance costs	0.7	(1.0)	1.5	(0.3)	3.3
Income tax expense on earnings	82.9	98.3	43.1	181.2	78.4
EBITDA	399.0	416.7	217.1	815.7	409.1
Foreign exchange (gain) loss	(2.0)	0.1	2.4	(1.9)	3.2
NYSE listing costs	0.9	1.0	-	1.9	-
Write-down of assets	0.1	-	-	0.1	0.2
Adjusted EBITDA	398.0	417.8	219.5	815.8	412.5
Revenue	647.3	714.5	432.4	1,361.8	792.3
Adjusted EBITDA Margin	61%	58%	51%	60%	52%

Cash Costs and AISC

Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of the Company's mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product allocations and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation in the year of vesting. Cash Costs are reduced by copper and silver by-product cost allocations that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cost of sales, excl. depreciation and amortization	215.1	226.8	181.1	441.9	324.0
Indirect taxes	7.6	9.0	5.6	16.6	10.4
Selling costs	0.5	3.7	2.6	4.2	5.4
Non-cash stock-based compensation adjustments[2]	7.4	(9.0)	(7.1)	(1.6)	(10.5)
By-product allocation	(45.7)	(55.6)	(35.4)	(101.3)	(70.7)
Total Cash Costs (net)	184.9	174.9	146.8	359.8	258.6
Sustaining capital and leases	51.1	40.3	34.4	91.4	61.2
Deferred stripping and capitalized mining	31.3	45.9	49.0	77.2	104.3
Corporate general & administration[3]	21.3	19.9	15.1	41.2	25.5
Onsite exploration and drilling	3.4	3.2	0.6	6.6	2.2
Total AISC	292.0	284.2	245.9	576.2	451.8
Gold sales (koz)	135.8	135.4	121.3	271.2	235.9
Cash Costs ($/oz)	1,362	1,292	1,210	1,327	1,096
AISC ($/oz)[1]	2,151	2,094	2,027	2,123	1,915
1	Excludes the Additional Government Share related to the FTAA at Didipio of $9.7 million, $22.1 million and $31.8 million for the second quarter, first quarter and year to date 2026, respectively, as it is considered in the nature of an income tax.
2	Other cash adjustments reflect the inclusion of cash settled stock-based compensation in AISC over the year of vesting.
3	Corporate general & administration includes cash settled stock-based compensation.

The following tables provide a reconciliation of Cash Costs and AISC for each operation:

Haile

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	95.1	79.8	53.9	174.9	99.5
By-product allocation	(1.7)	(1.2)	(1.9)	(2.9)	(3.8)
Inventory adjustments	(16.9)	5.4	(2.8)	(11.5)	(5.8)
Freight, treatment and refining charges	0.1	0.2	0.2	0.3	0.4
Total Cash Costs (net)	76.6	84.2	49.4	160.8	90.3
Sustaining capital and leases	26.3	18.7	16.2	45.0	26.6
Deferred stripping and capitalized mining	-	21.2	28.0	21.2	64.4
Onsite exploration and drilling	0.6	0.9	0.1	1.5	0.9
Total AISC	103.5	125.0	93.7	228.5	182.2
Gold sales (koz)	53.1	47.3	49.6	100.4	106.7
Cash Costs ($/oz)	1,442	1,779	997	1,601	846
AISC ($/oz)	1,953	2,637	1,890	2,275	1,708
1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Macraes

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	44.5	45.1	43.3	89.6	82.5
By-product allocation	(0.2)	(0.1)	-	(0.3)	(0.1)
Royalties	6.9	6.7	2.6	13.6	3.3
Inventory adjustments	5.2	(5.9)	5.9	(0.7)	(1.7)
Freight, treatment and refining charges	0.4	0.6	0.3	1.0	0.5
Total Cash Costs (net)	56.8	46.4	52.1	103.2	84.5
Sustaining capital and leases	11.5	8.6	8.4	20.1	17.8
Deferred stripping and capitalized mining	18.8	15.8	14.2	34.6	26.5
Onsite exploration and drilling	1.4	1.2	0.1	2.6	0.7
Total AISC	88.5	72.0	74.8	160.5	129.5
Gold sales (koz)	45.9	47.9	34.8	93.8	58.5
Cash Costs ($/oz)	1,237	970	1,496	1,101	1,444
AISC ($/oz)	1,932	1,506	2,146	1,715	2,213
1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Waihi

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	34.9	34.2	30.7	69.1	57.5
By-product allocation	(4.6)	(6.3)	(2.6)	(10.9)	(4.7)
Royalties	0.8	2.8	0.6	3.6	1.1
Inventory adjustments	6.0	(3.4)	(1.4)	2.6	(3.7)
Add: Freight, treatment and refining charges	-	0.1	-	0.1	0.1
Total Cash Costs (net)	37.1	27.4	27.3	64.5	50.3
Sustaining capital and leases	2.7	4.9	2.2	7.6	6.5
Deferred stripping and capitalized mining	5.7	4.7	5.7	10.4	10.4
Onsite exploration and drilling	0.9	1.1	0.5	2.0	0.7
Total AISC	46.4	38.1	35.7	84.5	67.9
Gold sales (koz)	16.4	17.6	16.3	34.0	32.3
Cash Costs ($/oz)	2,262	1,556	1,670	1,896	1,559
AISC ($/oz)	2,840	2,155	2,190	2,485	2,106
1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Didipio

$M, except per oz amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	39.4	41.1	38.3	80.5	70.4
By-product allocation	(39.2)	(48.0)	(30.9)	(87.2)	(62.1)
Royalties	2.5	3.5	2.4	6.0	4.0
Indirect taxes	7.4	8.3	5.7	15.7	10.4
Inventory adjustments	2.6	7.8	(0.7)	10.4	3.8
Freight, treatment and refining charges	1.7	4.2	3.2	5.9	7.0
Total Cash Costs (net)	14.4	16.9	18.0	31.3	33.5
Sustaining capital and leases	10.6	8.1	7.0	18.7	9.7
Deferred stripping and capitalized mining	6.8	4.2	1.1	11.0	3.0
General & administration[2]	0.1	0.1	0.3	0.2	0.3
Onsite exploration and drilling	0.3	-	-	0.3	-
Total AISC	32.2	29.3	26.4	61.5	46.5
Gold sales (koz)	20.4	22.6	20.6	43.0	38.4
Cash Costs ($/oz)	706	748	873	728	872
AISC[1] ($/oz)	1,589	1,298	1,287	1,436	1,214
1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
2	Excludes the Additional Government Share of FTAA at Didipio of $9.7 million, $22.1 million and $31.8 million for the second quarter, first quarter, and year to date 2026, respectively, as it is considered in the nature of an income tax.

Net Cash/(Debt)

Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company's financial health.

The following table provides a reconciliation of Net Cash/(Debt):

$M	June 30, 2026	December 31, 2025
Amounts drawn under the revolving credit facility	-	-
Total debt	-	-
Cash and cash equivalents	654.8	476.5
Net Cash	654.8	476.5

Operating Cash Flow before working capital movements

Operating Cash Flow before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital. The following table provides a reconciliation of Operating Cash Flow before working capital movements:

$M, except per share amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash provided by operating activities	313.6	381.5	226.9	695.1	398.5
Changes in working capital	27.2	(46.9)	4.9	(19.7)	30.1
Cash flows provided by operating activities before changes in working capital	340.8	334.6	231.8	675.4	428.6

Free Cash Flow

Free Cash Flow is calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company's ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows provided by Operating Activities	313.6	381.5	226.9	695.1	398.5
Cash flows used in Investing Activities	(183.5)	(126.3)	(106.8)	(309.8)	(209.6)
Free Cash Flow	130.1	255.2	120.1	385.3	188.9

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Brian Martin, SVP, Business Development and Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com; Valerie Burns, Director, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, Vice President, Communications, Tel: +1 604-403-2019, info@oceanagold.com

CO: OceanaGold Corporation

CNW 17:00e 05-AUG-26